SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6)(1)

                         TELECOMMUNICATION SYSTEMS, INC.
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    87929J103
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                                 (CUSIP NUMBER)

                            033 ASSET MANAGEMENT, LLC
                           125 HIGH STREET, SUITE 1405
                           BOSTON, MASSACHUSETTS 02110
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICE AND COMMUNICATIONS)

                               - with copies to -

                           MICHAEL G. TANNENBAUM, ESQ.
                  TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                DECEMBER 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

            Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                                Page 1 of 5 Pages

CUSIP No. 87929J103                                            Page 2 of 5 Pages


This Amendment No.6 amends the Schedule 13D filed by the Reporting Person on or about September 3, 2003, as amended by Amendments No.1, No. 2, No. 3, No.4 and No. 5 filed by the Reporting Person on or about February 13, 2004, October 6, 2004, October 7, 2004, February 4, 2005 and on or around February 14, 2006, respectively. The purpose of this Amendment is to reflect the acquisition of Shares. Only Item 5 reported herein is being amended. All other items remain unchanged.

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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      033 ASSET MANAGEMENT, LLC
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2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                      (a)
                                                                  (b) |X|
      INAPPLICABLE
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3.    SEC USE ONLY

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4.    SOURCES OF FUNDS

      WC
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE, USA
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     NUMBER OF      7.  SOLE VOTING POWER             2,124,688
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER           0
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER        2,124,688
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER      0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,124,688
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      6.6%
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14.   TYPE OF REPORTING PERSON*

      IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87929J103                                            Page 3 of 5 Pages


ITEM 1   SECURITY AND ISSUER

         Title of Class of Securities

         Common stock $.001 par value per share (the "Shares")

         Name and Address of Issuer

         TeleCommunication Systems, Inc.
         275 West Street
         Annapolis, MD

ITEM 2   IDENTITY AND BACKGROUND

(a)      033 Asset Management, LLC (the "Manager")

(b)      125 High Street, Suite 1405 Boston, Massachusetts 02110

(c)      The Manager serves as an investment manager to investment vehicles.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Manager is the investment manager of (i) 033 Growth Partners I, L.P., (ii) 033 Growth Partners II, L.P., (iii) Oyster Pond Partners, L.P. and (iv) 033 Growth International Fund, Ltd. (together, the "Funds").

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 2,124,6888 Shares owned by the Funds representing approximately 6.6% of the Issuer's 32,026,254 Shares outstanding as of September 30, 2006 (as reported on the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed on November 7, 2006). The Manager disclaims any economic interest or beneficial ownership of the shares covered by this Statement.

CUSIP No. 87929J103                                            Page 4 of 5 Pages


(c)      Item 5(c) is hereby amended and restated as follows:

  Transaction Date            Bought            Sold       Price per Share ($)
  ----------------            ------            ----       -------------------
                      See attached schedule

(d)      None.

(e)      Inapplicable.

(f)      Inapplicable.

CUSIP No. 87929J103                                            Page 5 of 5 Pages


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           February 14, 2007
                                                       -------------------------
                                                                (Dated)

                                                         /s/ Lawrence M. Longo
                                                       -------------------------
                                                              (Signature)

                                                        Chief Operating Officer
                                                       -------------------------
                                                                (Title)

Security    TradeDate                   Side     Amount      AvgPrc
TSYS        5/5/2006 12:00:00 PM        Sell      44403      3.0137
TSYS        5/8/2006 12:00:00 PM        Sell       9500      3.0303
TSYS        5/8/2006 12:00:00 PM        Sell      25000      3.0191
TSYS        5/8/2006 12:00:00 PM        Sell      25717      3.0037
TSYS        5/23/2006 12:00:00 PM       Sell      32600       2.354
TSYS        5/24/2006 12:00:00 PM       Sell      23558        2.38
TSYS        5/25/2006 12:00:00 PM       Sell      62200      2.3303
TSYS        6/6/2006 12:00:00 PM        Sell       6200      2.4985
TSYS        6/7/2006 12:00:00 PM        Sell        100        2.45
TSYS        9/5/2006 12:00:00 PM        Sell      25000        2.65
TSYS        9/12/2006 12:00:00 PM       Sell      10000      2.7991
TSYS        9/12/2006 12:00:00 PM       Sell      19720      2.7261
TSYS        9/12/2006 12:00:00 PM       Sell      23500      2.7315
TSYS        9/12/2006 12:00:00 PM       Sell      66619      2.7495
TSYS        9/12/2006 12:00:00 PM       Sell     125000      2.7836
TSYS        9/12/2006 12:00:00 PM       Sell     246586      2.8167
TSYS        10/18/2006 12:00:00 PM      Sell      25000      3.0356
TSYS        10/18/2006 12:00:00 PM      Sell     175000      3.0151
TSYS        11/1/2006 12:00:00 PM       Buy       15000      2.9349
TSYS        11/1/2006 12:00:00 PM       Buy       27909      2.9392
TSYS        11/2/2006 12:00:00 PM       Buy       53435      2.8355
TSYS        11/2/2006 12:00:00 PM       Buy       65040      2.8861
TSYS        11/6/2006 12:00:00 PM       Sell      25000      3.0257
TSYS        11/7/2006 12:00:00 PM       Sell       4400      2.9818
TSYS        11/13/2006 12:00:00 PM      Sell       5034      3.0014
TSYS        11/14/2006 12:00:00 PM      Sell      35275      3.0568
TSYS        11/15/2006 12:00:00 PM      Sell      25000      3.1959
TSYS        11/15/2006 12:00:00 PM      Sell      25000        3.25
TSYS        11/16/2006 12:00:00 PM      Sell      25319      3.2968
TSYS        11/17/2006 12:00:00 PM      Sell       3600      3.2975
TSYS        11/20/2006 12:00:00 PM      Sell      23300      3.4908
TSYS        11/20/2006 12:00:00 PM      Sell      50000      3.3482
TSYS        11/20/2006 12:00:00 PM      Sell      50200      3.4578
TSYS        11/21/2006 12:00:00 PM      Sell      41912      3.5564
TSYS        11/22/2006 12:00:00 PM      Sell      37900      3.5813
TSYS        11/24/2006 12:00:00 PM      Sell      25000      3.4491
TSYS        11/27/2006 12:00:00 PM      Sell      25400       3.398
TSYS        11/28/2006 12:00:00 PM      Sell      25000      3.2732
TSYS        11/29/2006 12:00:00 PM      Sell      37600      3.4408
TSYS        11/29/2006 12:00:00 PM      Sell      38487      3.4876
TSYS        11/30/2006 12:00:00 PM      Sell       7000        3.51
TSYS        12/1/2006 12:00:00 PM       Sell       5000      3.3568
TSYS        12/4/2006 12:00:00 PM       Sell      10073      3.3724
TSYS        12/5/2006 12:00:00 PM       Sell       5000      3.3298
                                                1637587